United States securities and exchange commission logo





                             January 5, 2023

       Michael Blitzer
       Co-Chief Executive Officer
       Inflection Point Acquisition Corp.
       34 East 51st Street, 5th Floor
       New York, NY 10022

                                                        Re: Inflection Point
Acquisition Corp.
                                                            Amendment No. 2 to
Registration Statement on Form S-4
                                                            Filed December 23,
2022
                                                            File No. 333-267846

       Dear Michael Blitzer:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 2 to Registration Statement on Form S-4 filed December 23, 2022

       General

   1. Refer to the top of page 145. With a view toward clarified disclosure, please tell us what role/services each
capital markets advisor will provide to the target and the reasons for engaging three separate
entities as capital markets advisor.
               You may contact Beverly Singleton at 202-551-3328 or Anne McConnell at 202-551-
       3709 if you have questions regarding comments on the financial statements and related matters. Please contact Alex King at 202-551-8631 or Geoffrey Kruczek at 202-551-3641 with any other questions.
 Michael Blitzer
Inflection Point Acquisition Corp.
January 5, 2023
Page 2
                                                  Sincerely,
FirstName LastNameMichael Blitzer
                                                  Division of Corporation
Finance
Comapany NameInflection Point Acquisition Corp.
                                                  Office of Manufacturing
January 5, 2023 Page 2
cc:       Joel Rubinstein
FirstName LastName